SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.3)*

                             Horizon Offshore, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    44043J105
                                 (CUSIP Number)

                            Stephen M. Schultz, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                              Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 17, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a)[x]
                  (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS* WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
                  1,896,249

8   SHARED VOTING POWER
                  0

9.  SOLE DISPOSITIVE POWER
                  1,896,249

10. SHARED DISPOSITIVE POWER
                  0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,896,249

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.9%

14. TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a)[x]
                  (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
                  WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
                  0

8.  SHARED VOTING POWER
                  2,844,372

9.  SOLE DISPOSITIVE POWER
                  0

10. SHARED DISPOSITIVE POWER
                  2,844,372

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,844,372

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 8.8%

14. TYPE OF REPORTING PERSON*
                 PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAMES OF REPORTING PERSONS
    I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 Elliott International Capital Advisors Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)[x]
                 (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
                 OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
                 0

8   SHARED VOTING POWER
                 2,844,372

9.  SOLE DISPOSITIVE POWER
                 0

10. SHARED DISPOSITIVE POWER
                 2,844,372

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,844,372

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 8.8%

14. TYPE OF REPORTING PERSON*
                 CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $1.00 par value (the "Common Stock"), of Horizon Offshore, Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries, Elliott International, L.P., and Elliott International Capital Advisers Inc. (collectively, the "Reporting Persons") as of July 21, 2006 and amends and supplements the Schedule 13D filed on April 11, 2005, as amended (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                     AMOUNT OF FUNDS
Working Capital                     $18,014,356

     The source and amount of funds used by Elliott International in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                    AMOUNT OF FUNDS
Working Capital                     $8,025,432

ITEM 5.  Interest in Securities of the Issuer.

     (a)  Elliott   beneficially   owns   1,896,249   shares  of  Common  Stock,
constituting 5.9% of all of the outstanding shares of Common Stock.

     Elliott International and EICA beneficially own an aggregate of 2,844,372 shares of Common Stock, constituting 8.8% of all of the outstanding shares of Common Stock.

         Collectively, Elliott, Elliott International and EICA beneficially own 4,740,621 shares of Common Stock constituting 14.6% of all of the outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) The following transaction was effected by Elliott during the past sixty
(60) days:

                                           Approx. Price per
                          Amount of Shs.   Share (excl. of
Date        Security      Bought (Sold)    commissions)

7/17/06     Common           345,390          $19.35

     The following transaction was effected by Elliott International during the past sixty (60) days:

                                           Approx. Price per
                          Amount of Shs.   Share (excl. of
Date        Security      Bought (Sold)    commissions)

7/17/06     Common           518,085          $19.35

     These sales were effected pursuant to an underwriting agreement, dated as of June 22, 2006, entered into by Elliott, Elliott International, the Issuer, and other parties identified therein (the "Underwriting Agreement""), a copy of which was filed with the Securities Exchange Commission by the Issuer on June 23, 2006. No other transactions with respect to the Common Stock that are required to be reported were effected by any of the Reporting Persons during the past sixty (60) days other than those that were previously reported on the
Schedule 13D.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  July 24, 2006

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
                  By: Braxton Associates, Inc., as General Partner


                           By: /s/ Elliot Greenberg
                               --------------------
                                   Elliot Greenberg
                                   Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By:      Elliott International Capital Advisors Inc.,
                           as Attorney-in-Fact


                           By: /s/ Elliot Greenberg
                               --------------------
                                   Elliot Greenberg
                                   Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greenberg
             --------------------
                 Elliot Greenberg
                 Vice President